SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                FORM 6-K

                     Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities Exchange Act of 1934

                       For the month of June, 2004

                      Commission File Number 1-10928

                        INTERTAPE POLMER GROUP INC.

    110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 INTERTAPE POLYMER GROUP INC.



Date:  June 3, 2004              By:  /s/Piero Greco
                                      Piero Greco, Treasruer

						   						NYSE SYMBOL: ITP
							   	   				TSX SYMBOL: ITP

Intertape Polymer Group Inc. Expects An Even Better Year in 2004,
                Targeting 10% annual revenue growth

Montreal, Quebec and Bradenton, Florida - June 2, 2004 - Following an excellent year in 2003, the Intertape Polymer Group Inc. (NYSE, TSX: ITP) is looking forward to an even better year in 2004. Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull told shareholders today that late in the first quarter the Company began to see some momentum build in its sales. "Sales growth in the first quarter was 5.5%, compared to the same quarter last year, but we expect sales in the second quarter to be 5-6% higher compared to the first quarter of this year, and about
13-15% higher compared to the second quarter of last year," said Mr. Yull.
For the year, the Company is targeting revenue growth of 10%.

The Company concentrated its efforts on three key elements of its strategy in 2003: revenue growth, cost reductions and debt reductions. The outcome was that revenues grew by $18 million, about $7 million of costs were eliminated or saved, and debt was reduced by $55 million.

"I believe that what we achieved in 2003 reflected a rapid and accurate response to the changes in market conditions that we have been facing over the past few years, and that we should see further improvements as we continue down this path in 2004," noted Mr. Yull. The Company's share price over the course of 2003 more than tripled, while the Dow Jones Industrial and S&P 500 Indexes were up by around 25%.

There were four major achievements in 2003. First of all, the Company acquired its partner's 50% interest in the Portuguese operation Fibope which is important in that IPG now has a platform that it fully controls and can utilize to execute its European strategy. Secondly, the creation of a new regional distribution center in Danville, Virginia not only allows IPG to reduce supply chain costs, but also enhances its customer service abilities. The cutover to this new center, which now handles about 30% of all the Company's volumes, was done without missing a beat.
Thirdly, the consolidation of two water-activated tape operations of similar size into the Menasha, Wisconsin plant was essentially done without a hitch, within three months, and in a manner that was totally transparent to the customers. Lastly, the acquisition of certain assets from tesa tape inc., which was announced in December, along with the assumption of certain supply arrangements for their existing customers, has not only enabled IPG to bring in new volumes that can help fill the pipeline in its Columbia, South Carolina plant, but also gives IPG exposure to some new clients, clients to whom the Company hopes it will be able some of its complementary products.

Although first quarter 2004 sales were up 5.5%, gross margin and net earnings were down, primarily because of delays in passing raw material cost increases through as price increases and higher manufacturing costs due to operational issues at certain plants. "The first quarter's bottom line results were disappointing," said Mr. Yull. "However, we believe that this is just a bump in the road. The operational issues that impacted the first quarter results have been resolved and are behind us now."

"Based on what we have accomplished so far and our current view of the world, we are targeting to achieve a 10% increase in sales, compounded annually over the next 3 years, as well as $25 million in cost reductions over the same period," commented Mr. Yull. "If we achieve these objectives, it will naturally result in a much stronger bottom line."

(All figures in U.S. dollars, unless otherwise stated.)


Annual General Meeting Webcast

The Annual General Meeting will be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.



About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.


Forward-Looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.




FOR INFORMATION CONTACT:       Melbourne F. Yull
                               Chairman and Chief Executive Officer
                               Intertape Polymer Group Inc.
                               Tel.: 866-202-4713
                               E-mail:itp$info@intertapeipg.com
                               Web: www.intertapepolymer.com